ORIGINAL

12027802

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 27 2012

Washington DC
401

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-34155

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN - CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2011 AND 2010

FIRST SAVINGS BANK, FSB EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

CONTENTS

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Compensation Committee
First Savings Bank, FSB Employees' Savings & Profit Sharing Plan
Clarksville, Indiana

We have audited the accompanying statements of net assets available for benefits of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Monroe Shine + Co., Inc.
New Albany, Indiana
June 22, 2012

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
Investments, at fair value:		
First Savings Financial Group unitized common stock fund	$ 2,228,354	$ 2,003,149
Short-term investment funds	591,209	1,289,106
Common/collective funds	2,217,752	1,938,873
Total investments	5,037,315	5,231,128
Contributions receivable:		
Employee	11,461	10,278
Employer	9,074	17,710
Total contributions receivable	20,535	27,988
Total Assets	5,057,850	5,259,116
Net Assets Available for Benefits	$ 5,057,850	$ 5,259,116

See notes to financial statements.

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Interest and dividends on short-term investment funds	$ 2,306	4,144
Net appreciation in fair value of investments	280,779	773,088
	283,085	777,232
Contributions:		
Employer	268,477	263,163
Participant	384,289	411,925
Participant rollovers	19,875	81,930
	672,641	757,018
Other income	1,227	-
Total additions	956,953	1,534,250
Deductions from net assets attributed to:		
Benefits paid to participants	1,127,340	250,076
Administrative expenses	30,879	29,115
Total deductions	1,158,219	279,191
Net Increase (Decrease)	(201,266)	1,255,059
Net assets available for benefits:		
Beginning of year	5,259,116	4,004,057
End of Year	$ 5,057,850	$ 5,259,116

See notes to financial statements.

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

(1) DESCRIPTION OF PLAN

The following description of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank, FSB (Bank), a wholly-owned subsidiary of First Savings Financial Group, Inc. (Company), covering substantially all employees of the Bank who have completed one year of service (minimum of 1,000 hours) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary deferrals up to 100% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (IRC) regulations. Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans. The Company made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2011 and 2010. Company contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee. No discretionary employer profit sharing contributions were made for 2011 or 2010.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Company contributions and an allocation of plan earnings, and charged with an allocation of plan losses and applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their salary deferral contributions and the Company's contributions into various investment options offered by the Plan. Participants may change their investment elections at any time.

Vesting

Participants are immediately 100% vested in their salary deferral contributions and all Company contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance. Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan reports its interests in fully benefit-responsive investment contracts at fair value in the statements of net assets available for benefits. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits. Management has determined that the estimated fair value of the Plan's investment contract approximates its contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. See Note 8 for additional discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan. Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan. Neither the Bank nor its employees receive compensation from the Plan.

Payment of Benefits

Benefits are recorded when paid.

(2 – continued)

Subsequent Events

Plan management has evaluated events and transactions for potential recognition and disclosure through the date the financial statements were issued.

(3) **INVESTMENTS**

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010.

	2011	2010
First Savings Financial Group unitized common stock fund 137,163 and 138,926 units in unitized common stock fund, respectively	$ 2,228,354	$ 2,003,149
SSGA Short-Term Investment Fund 590,319 and 1,288,521 units in short-term investment fund, respectively	590,319	1,288,521
SSGA Target Retirement 2025 Fund 49,990 and 41,800 units in common/collective fund, respectively	508,058	498,428
SSGA Target Retirement 2045 Fund 37,588 and 29,823 units in common/collective fund, respectively	352,163	281,459*

* Balance was less than 5% of Plan assets at the date indicated but is presented for comparative purposes

During 2011 and 2010, the Plan's investments appreciated in value as follows (including gains and losses on investments bought and sold, as well as held during the year):

	2011	2010
Unitized common stock fund	$258,624	$ 528,585
Common/collective funds	22,155	244,503
	$ 280,779	$ 773,088

(4) RELATED PARTY TRANSACTIONS

The Plan invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions. During 2011 and 2010, the Plan purchased 9,120 and 14,248 shares of Company common stock in the open market through the unitized stock fund having a value of $153,832 and $193,206, respectively. During 2011 and 2010, the Plan sold 12,474 and 3,033 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $195,848 and $43,331, respectively.

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6) INCOME TAX STATUS

The Plan is based on a non-standardized prototype plan which has received a favorable opinion letter from the Internal Revenue Service dated March 31, 2008, that the non-standardized prototype plan is designed in accordance with applicable sections of the IRC. The plan administrator has not separately applied for a determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of Financial Account Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities. As of December 31, 2011, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Plan is not currently being examined and the Plan's management believes its tax-exempt status would be upheld under examination. Plan management believes the Plan is no longer subject to income tax examination for years prior to 2008.

(7) RISKS AND UNCERTAINTIES

The Plan invests in common stock, short-term investment funds and various common/collective funds. The investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Participants should refer to the Company's annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

(8) FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted market prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
December 31, 2011:				
Unitized common stock fund	$ 2,228,354	$ -	$ -	$ 2,228,354
Short-term investment funds	-	591,209	-	591,209
Common/collective funds	-	2,217,752	-	2,217,752
December 31, 2010:				
Unitized common stock fund	$ 2,003,149	$ -	$ -	$ 2,003,149
Short-term investment funds	-	1,289,106	-	1,289,106
Common/collective funds	-	1,938,873	-	1,938,873

(8 – continued)

Fair value is based upon quoted market prices, where available (Level 1). If quoted market prices are not available, fair value is obtained from third parties that primarily use, as inputs, observable market-based parameters or a matrix pricing model (Level 2). Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions. The unitized common stock fund's holdings consisted of the following at December 31, 2011 and 2010:

	2011	2010
Shares of Company common stock	125,553	128,907
Quoted market price at December 31	$ 16.92	$ 14.80
Fair value of Company common stock	$ 2,124,357	$ 1,907,824
Cash, cash equivalents and receivables	103,997	95,325
Unitized common stock fund fair market value	$ 2,228,354	$ 2,003,149

Short-Term Investment Funds and Common/Collective Funds

Investments in short-term investment funds and common/collective funds are valued at the fair value of the assets underlying the funds.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the valuation techniques and related inputs used for assets measured at fair value during the years ended December 31, 2011 and 2010. There were no transfers in or out of the Plan's Level 3 financial assets for the years ended December 31, 2011 and 2010. In addition, there were no transfers into or out of Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2011 and 2010.

(9) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$ 5,057,850	$ 5,259,116
Less contributions receivable not reported on Form 5500	-	(10,036)
Net assets available for benefits per Schedule H to the Form 5500	$ 5,057,850	$ 5,249,080

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Schedule H of Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net increase (decrease) in net assets available for benefits per the financial statements	$ (201,266)	$ 1,255,059
Contributions receivable not reported on Form 5500 - at December 31, 2009	-	23,613
Contributions receivable not reported on Form 5500 - at December 31, 2010	10,036	(10,036)
Net decrease in net assets available for benefits per Schedule H of Form 5500	$ (191,230)	$ 1,268,636

SUPPLEMENTAL SCHEDULE

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	First Savings Financial Group common stock	Unitized common stock fund	$ 2,228,354
	SSGA Short-Term Investment Fund	Short-term investment fund	590,319
	SSGA Government Short Term Investment Fund	Short-term investment fund	890
	SSGA US Bond Index Fund	Common/collective fund	106,492
	SSGA Aggressive Strategic Balanced Fund	Common/collective fund	23,971
	SSGA Moderate Strategic Balanced Fund	Common/collective fund	170,639
	SSGA Conservative Strategic Balanced Fund	Common/collective fund	117,603
	SSGA International Index Fund	Common/collective fund	200,097
	SSGA US Long Treasury Index Fund	Common/collective fund	12,382
	SSGA NASDAQ 100 Index Fund	Common/collective fund	79,710
	SSGA Target Retirement 2015 Fund	Common/collective fund	71,241
	SSGA Target Retirement 2025 Fund	Common/collective fund	508,058
	SSGA Target Retirement 2035 Fund	Common/collective fund	104,561
	SSGA Target Retirement 2045 Fund	Common/collective fund	352,163
	SSGA Russell Small Cap Index Fund	Common/collective fund	51,671
	SSGA S & P 500 R Index Fund	Common/collective fund	56,791
	SSGA Large Cap Growth Index Fund	Common/collective fund	119,719
	SSGA Large Cap Value Index Fund	Common/collective fund	43,575
	SSGA MidCap R Index Fund	Common/collective fund	142,272
	SSGA Tuckerman US REIT Index Fund	Common/collective fund	12,686
	INVESCO Stable Value Fund	Common/collective fund	44,121
			$ 5,037,315

* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 06/25/2012

First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan

John P. Lawson, Jr.
Plan Administrator

US2008 2636479.1

US2008 3556110 1

Consent of Independent Registered Public Accounting Firm

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

We consent to the incorporation by reference in First Savings Financial Group, Inc.'s Registration Statements on Form S-8 (File Nos. 333-154417 and 333-166430) of our report dated June 22, 2012 contained in this Annual Report on Form 11-K of First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan for the year ended December 31, 2011.

Monroe Shine & Co., Inc.
New Albany, Indiana
June 22, 2012